September 21, 2010

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Schwall:

Re:	Canadian Natural Resources Limited Form 40-F for the Fiscal Year Ended December 31, 2009 Filed April 1, 2010 File No. 333-12138

This letter is in response to your letter dated September 3, 2010.

Canadian Natural Resources Limited acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments are set out below.

Form 40-F for the Fiscal Year Ended December 31, 2009
Description of the Business, page 18
B. Crude Oil, NGLs, and Natural Gas Reserves, page 36

1.
We note the list you provided in response to prior comment one citing the items and paragraphs from Regulation S-K that you substituted for NI 51-101 disclosure requirements.  It appears from our review of your filing that you have not provided a response to Items 1202(a)(7), 1202(a)(8), 1207, and 1208(b) of Regulation S-K.  Tell us whether such items would be applicable to your filing, and, if so, explain to us in necessary detail why you believe the waiver you received from the Canadian securities regulators does not require you to comply with all applicable items within the 1200 section of Regulation S-K.  As part of your response, you may wish to provide us with a copy of the waiver you have received, along with reference to the appropriate section that supports your current presentation.

Canadian Natural Resources Limited
Suite 2500, 855 - 2nd Street SW Calgary, Alberta, Canada T2P 4J8  T 403.517.6700  F 403.517.7350  www.cnrl.com

In response our comments are:

The exemptive relief (waiver) granted to the Company by the Canadian securities regulators is specific to certain disclosure requirements of NI 51-101 and is not an exemption to the entire instrument.  For those areas where we did not receive exemptive relief from NI 51-101 we did not provide the corresponding US disclosure. We have enclosed a copy of the exemptive relief Decision from the Canadian securities regulators for reference. Regarding the specific items of Regulation S-K that you have queried:

1.
Item 1202(a)(7) - We were required to comply with NI 51-101 and pages 64-67 of Form 40-F fulfills the requirements regarding the qualifications of the reserves evaluators, the preparation of reserves estimates and third party reports.  This is specified in the exemptive relief Decision (page 3, items 1(a)(ii) and 1(a)(iii)).

2.
Item 1202(a)(8) – We were required to comply with NI 51-101 and pages 36-45 and pages 64-65 of Form 40-F fulfills the requirements regarding third party reports.  This is specified in the exemptive relief Decision (page 3, items 1(a)(i) and 1(a)(ii)).

3.
Item 1207 – We were required to comply with NI 51-101 and page 36 of Form 40-F fulfills the requirements regarding delivery commitments.  This disclosure complies with the exemptive relief Decision (page 3, item 1) and the Specified Canadian Disclosure Requirements (Form 51-101F1 General Instructions Item 6.3).

4.	Item 1208(b) - We complied with Item 1208(b) of Regulation S-K. Our disclosures on page 20 and page 31 of Form 40-F summarize our undeveloped acreage and terms of material leases and concessions.

Yours truly,

/s/ Douglas A. Proll

Douglas A. Proll
Chief Financial Officer and
Senior Vice-President, Finance

cc:  PricewaterhouseCoopers LLP, Calgary, AB

Canadian Natural Resources Limited
Suite 2500, 855 - 2nd Street SW Calgary, Alberta, Canada T2P 4J8  T 403.517.6700  F 403.517.7350  www.cnrl.com

Headnote
MI 11-102 and NP 11-203 – Issuer exempt from certain disclosure requirements of NI 51-101 subject to conditions including the condition to provide a modified statement of reserves data and other oil and gas information containing the information contemplated by, and consistent with, US Disclosure Requirements – Issuer has already obtained the relief in a prior order and would be unduly disadvantaged in competing for investment capital if not exempted from certain disclosure requirements of NI 51-101– Modified annual oil and gas forms and reliance on US Disclosure Requirements.

Applicable Legislative Provisions
National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities

Citation: Canadian Natural Resources Limited, Re, 2008 ABASC 667	Date: 20081203

In the Matter of
the Securities Legislation of
Alberta and Ontario (the Jurisdictions)

and

In the Matter of
the Process for Exemptive Relief Applications in Multiple Jurisdictions

and

In the Matter of
Canadian Natural Resources Limited (the Filer)

Decision

Background
The securities regulatory authority or regulator in each of the Jurisdictions (Decision Maker) has received an application from the Filer for a decision under the securities legislation of the Jurisdictions (the Legislation) that the Filer be exempted from the requirements contained in the Legislation to disclose information concerning oil and gas activities in accordance with the following sections of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101):

(i)           section 2.1;

(ii)           A.           sections 5.2(a)(iii) and (iv),

B.            sections 5.2(b) and (c), and

C.           section 5.3,

but only in respect of reserves as disclosed in accordance with US Disclosure Requirements defined below; and

(iii)           sections 5.8, 5.15(a), 5.15(b)(i) and 5.15(b)(iv);

including as those requirements pertain to prospectuses, annual information forms and other disclosure documents (collectively, the Specified Canadian Disclosure Requirements).

Under the Process for Exemptive Relief Applications in Multiple Jurisdictions (for a dual application):

(a)	the Alberta Securities Commission is the principal regulator for this application;

(b)
the Filer has provided notice that section 4.7(1) of Multilateral Instrument 11-102 Passport System (MI 11-102) is intended to be relied upon in each of the provinces and territories of Canada other than Ontario; and

(c)	the decision is the decision of the principal regulator and evidences the decision of the securities regulatory authority or regulator in Ontario.

Interpretation
Unless otherwise defined, the terms herein have the meaning set out in National Instrument 14-101 Definitions, MI 11-102 and CSA Staff Notice 51-324 Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities.

Representations
This decision is based on the following facts represented by the Filer:

2.
The Filer is exempted from certain requirements of NI 51-101 pursuant to a decision document dated January 14, 2004 issued under the Mutual Reliance Review System for Exemptive Relief Applications (the Original Decision).

3.
As a result of the amendments that were made to NI 51-101 on December 28, 2007, the Original Decision will terminate on December 28, 2008. The Filer acknowledges that this decision will supercede and replace the Original Decision in its entirety as of the effective date of this decision.

4.
The basic circumstances upon which the decision to grant the relief contained in the Original Decision was based continue to apply to the Filer and the relief requested by the Filer represents a grandfathering of the relief in the Original Decision, modified as required.

5.	The head office of the Filer is located in Calgary, Alberta.

6.	The Filer is a reporting issuer or equivalent in each of the provinces of Canada and is not in default of securities legislation in any of the provinces of Canada.

7.	The Filer currently has registered securities under the 1934 Act.

8.	The Filer is active in capital markets outside Canada where it competes for capital with foreign issuers, and has offered and intends to continue to offer securities in the US.

9.	A significant portion of the Filer’s securities are held, or its security holders are located, outside of Canada.

10.
The disclosure requirements relating to reserves and oil and gas activities under US securities legislation (including disclosure requirements or guidelines issued or referenced by the SEC), as interpreted and applied by the SEC (US Disclosure Requirements) are different from the oil and gas disclosure requirements prescribed by the Legislation.

11.
For purposes of making an investment decision or providing investment analysis or advice, a significant portion of the Filer's investors, lenders and investment analysts in both Canada and the US routinely compare the Filer to US and international oil and gas issuers and, accordingly, comparability of its disclosure to their disclosure is of primary relevance to market participants.

12.	Compliance with the Specified Canadian Disclosure Requirements would disadvantage the Filer in competing for investment capital.

Decision
Each of the Decision Makers is satisfied that the decision meets the test set out in the Legislation for the Decision Maker to make the decision.

The decision of the Decision Makers under the Legislation is that:

1.             the Filer is exempt from the Specified Canadian Disclosure Requirements for so long as:

(a)
Annual Filings – the Filer files with the securities regulatory authorities the following not later than the date on which it is required by the Legislation to file audited financial statements for its most recent financial year:

(i)
a modified statement of reserves data and other oil and gas information relating to its oil and gas activities containing the information contemplated by, and consistent with, US Disclosure Requirements;

(ii)	a modified report of qualified reserves evaluators in a form acceptable to the principal regulator; and

(iii)	a modified report of management and directors on reserves data and other information in a form acceptable to the principal regulator;

(b)
Use of COGE Handbook – the Filer's estimates of reserves and related future net revenue (or, where applicable, related standardized measure of discounted future net cash flows (the standardized measure)) are prepared or audited in accordance with the standards of the COGE Handbook modified to the extent necessary to reflect the terminology and standards of the US Disclosure Requirements;

(c)
Consistent Disclosure – subject to changes in the US Disclosure Requirements and NI 51-101 and related policies, the Filer is consistent in its application of standards relating to oil and gas information and its disclosure of such information, within and between reporting periods, and without limiting the generality of the foregoing, in any disclosure made to the public, the Filer's estimates of reserves and related future net revenue (or, where applicable, related standardized measure) must be consistent with the reserves and related future net revenue (or, where applicable, related standardized measure) reported in its most recent filing with the Decision Maker;

(d)
Disclosure of Reserves – if the Filer discloses probable reserves (which must be categorized in accordance with the COGE Handbook) separately from proved reserves as mandated by the US Disclosure Requirements (US Proved Reserves) and a portion of the probable reserves includes US Proved Reserves, the Filer discloses that portion and explains the reason for the overlapping volume (which arises from the application of two different categorization systems);

(e)	Disclosure of this Decision and Effect – the Filer

(i)	at least annually, files on SEDAR (either as a separate document or in its annual information form) a statement:

A.	of the Filer’s reliance on this decision;

B.
that explains generally the nature of the information that the Filer has disclosed or intends to disclose in the year in reliance on this decision and that identifies the standards and the source of the standards being applied (if not otherwise readily apparent); and

C.
to the effect that the information that the Filer has disclosed or intends to disclose in the year in reliance on this decision may differ from the corresponding information prepared in accordance with NI 51-101 standards (if that is the case), and briefly describes the principal differences between the standards applied and the requirements of NI 51-101; and

(ii)	includes, reasonably proximate to all other written disclosure that the Filer makes in reliance on this decision, a statement:

A.	of the Filer's reliance on this decision;

B.	that explains generally the nature of the information being disclosed and identifies the standards and the source of the standards being applied (if it is not otherwise readily apparent);

C.	that the information disclosed may differ from the corresponding information prepared in accordance with NI 51-101 standards; and

D.	that reiterates or incorporates by reference the disclosure referred to in paragraph 1(e)(i)(C).

This decision:

(a)	will come into effect on December 28, 2008 and will supercede and replace the Original Decision in its entirety, effective that date; and

(b)	will terminate one year after the effective date of any change to the Specified Canadian Disclosure Requirements or the US Disclosure Requirements, unless:

(i)	the principal regulator otherwise agrees in writing; or

(ii)	the change is a clerical or other minor amendment.

 /s/ Blaine Young
Blaine Young, Associate Director
Corporate Finance
Alberta Securities Commission